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                               November 9, 2020

       Michael Petras, Jr.
       Chairman and Chief Executive Officer
       Sotera Health Company
       9100 South Hills Blvd, Suite 300
       Broadview Heights, OH 44147

                                                        Re: Sotera Health
Company
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 2,
2020
                                                            File No. 333-249648

       Dear Mr. Petras:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1

       Exhibits

   1. We note your disclosures in the prospectus stating that your amended and restated
                                                        certificate of
incorporation provides that derivative actions will be brought in the Court of
                                                        Chancery, or any state
or federal court located within the State of Delaware if the Court of
                                                        Chancery does not have
jurisdiction. However, the exclusive forum provision set forth in your Exhibit 3.1 does
not include the reference to a federal court if the Court of Chancery does not have
jurisdiction. Please revise to clarify whether this provision applies to actions arising under the
Exchange Act, and please also ensure that the exclusive forum provision in the governing
documents states this clearly, or tell us how you will inform investors in future filings that the
provision does not apply to any actions arising under the Exchange
                                                        Act.
 Michael Petras, Jr.
Sotera Health Company
November 9, 2020
Page 2

       You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Petras, Jr.
                                                          Division of
Corporation Finance
Comapany NameSotera Health Company
                                                          Office of Life
Sciences
November 9, 2020 Page 2
cc:       David Lopez, Esq.
FirstName LastName